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                             FOR IMMEDIATE RELEASE


Contacts:
Patti McAtee                                              Joele Frank
Director, Corporate Communications                        Abernathy MacGregor
(402) 341-4500                                            (212) 371-5999


         CALENERGY ANNOUNCES NY PUBLIC SERVICE COMMISSION RULING
                     CONSENTING TO CALENERGY'S TENDER OFFER

         New York, New York, August 13, 1997, CalEnergy Company, Inc. ("CalEnergy") (NYSE, PSE and LSE symbol: CE) announced today that the NY Public Service Commission ("PSC") ruled, in CalEnergy's favor, consenting to CalEnergy's acquisition of NYSEG shares pursuant to the 9.9% tender offer and denying NYSEG's "emergency" request to prevent CalEnergy from doing so. The tender offer is scheduled to expire at 12:00 midnight, New York City time, on Thursday, August 14, 1997.


         In its order, the NY Public Service Commission said the following:
"The Commission finds that it should act immediately under section 202 (6) of the State Administrative Procedure Act to consent to the tender offer. Such action is appropriate in light of the possible harm to holders of 9.9% of NYSEG's stock and the lack of any benefit to ratepayers from a delay in the tender offer, under the conditions in this Order. After review, it may in fact prove that the CalEnergy takeover will benefit ratepayers. Precluding the tender offer now may prevent the takeover and could deny ratepayers that benefit."

         Commenting on the ruling, CalEnergy made the following statement:

         "We are pleased with today's ruling by the New York Public Service Commission. We note, however, that NYSEG's request for a preliminary injunction in U.S. Federal District is still pending. We have previously noted our belief that NYSEG management's engaging in costly, wasteful and frivolous legal proceedings such as these federal court and PSC proceedings have been intended only to delay our offer, create confusion in the marketplace and prevent NYSEG's own shareholders who wish to sell from receiving cash for their shares. This is deplorable behavior, plain and simple. We have repeatedly offered to sit down with the Board and negotiate a merger agreement and we, once again, offer to do so."

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         "We frankly cannot understand how the NYSEG Board (which we estimate has already spent or committed to spend an estimated eighty million dollars to "defend" management against a 9.9% tender offer) can possibly justify a continuation of their stonewalling and scorched earth tactics as being in their shareholders' or ratepayers best interests. We very much hope that NYSEG's Board and management will rethink this misguided strategy and promptly meet with us."

         CalEnergy, which manages and owns interests in over 5,000 net MW of power generation facilities in operation, construction and development worldwide, currently operates 20 generating facilities and also supplies and distributes electricity to 1.5 million customers.

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